Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Lazard Healthcare Acquisition Corp. I (the “Company”) on Amendment No. 3 to Form S-1 (File No. 333-254545) of our report dated March 19, 2021, except for Warrant Instruments in Note 2, as to which the date is August 24, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Lazard Healthcare Acquisition Corp. I as of March 12, 2021 and for the period from February 25, 2021 (inception) through March 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
New York, NY
November 2, 2021